Exhibit 14.1

Consent of Mine Development Associates

Exhibit To

Form 20-F

March 21, 2005

Silver Standard Resources Inc.

Suite 1180, 999 West Hastings Street

Vancouver, BC

Canada V6C 2W2

Dear Sirs:

Re:	Reports on the Pirquitas and Diablillos Projects, Argentina.

Mine Development Associates:

•

has reviewed the summary of the estimate of resources at the Pirquitas and Diablillos Projects in Argentina included in the Form 20-F for the year ended December 31, 2004 of Silver Standard Resources Inc. (“Silver Standard”);

•	confirms that each summary of an estimate of resources concurs with the estimate contained in our reports prepared for the Pirquitas and Diablillos Projects in Argentina;
•	consents to being referenced in the Form 20-F for the year ended December 31, 2004 of Silver Standard; and
•	consents to this consent being filed as an Exhibit to the Form 20-F for the year ended December 31, 2004 of Silver Standard.

Yours Sincerely,

Mine Development Associates

Per: /s/ Camille Prenn